SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(3) of the Securities Exchange Act of 1934

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Name of Subject Company)

Inversiones Telefónica Internacional Holding Limitada
Telefónica, S.A.
(Names of Filing Persons)
American Depositary Shares
(Each Representing 4 Shares of Series A Common Stock, no par value)
(Title of Class of Securities)
204449300

(CUSIP Number of Class of Securities)

Shares of Series A Common Stock, no par value, and Shares of Series B Common
Stock, no par value
(Title of Class of Securities)
n/a

(CUSIP Number of Class of Securities)

María García-Legaz Ponce
Head of Investor Relations
Distrito C, Ronda de la Comunicación,
s/n 28050 Madrid, Spain
Tel. 011 34 91 482 870
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Stephen G. Rooney, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019-6092
Tel. (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
not applicable	not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 3e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TELEFONICA ANNOUNCES TENDER OFFER TO ACQUIRE 100% OF THE SHARES
OF COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
•	The offer represents a premium over 32% to all CTC’s shareholders in both Series.
Madrid, Spain, September 11, 2008—Telefónica has announced that it is going to launch during the next 5 business days a tender offer, through its wholly-owned subsidiary “Inversiones Telefónica Internacional Holding Ltda.”, to acquire all outstanding shares of Compañía de Telecomunicaciones de Chile S.A. (“CTC”) that Telefónica S.A does not already own and that amount for 55.1% of the total outstanding shares.
The offer will be simultaneously executed, and carried out under the same terms, in Chile and in the New York Stock Exchange and is structured as a cash offer, at a price of 1,000 Chilean Pesos for each Series A share, and 900 Chilean Pesos for each Series B share. An equivalent offer will be addressed to the ADR holders.
The offer implies a market premium over 32% both for A and B series, calculated according to the Chilean regulation for this kind of transaction: i.e. using the daily average prices between the 30th and 90th day before the closing of the transaction.
The transaction will be declared successful only if at the end of the process Telefonica reaches a minimum 75% stake in the company. As a previous requisite, CTC’s shareholders will have to approve a change in CTC’s bylaws in order to, among others, remove the current 45% ownership restriction.
Assuming acceptance by all shareholders to whom the offer is addressed to, the transaction would amount to 523,282 million of Chilean pesos, this is about 985 million US dollars (based on the Observed Exchange Rate published on September 11, 2008), or about 703 million Euros.
For enquiries, please contact:
Leonardo A Cerda
Tel: +56 2 3534209
Cell.: +56 9 0799306
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares or ADSs representing shares of CTC. The offers described in this press release have not yet commenced. At the time the offers are commenced, Telefonica will file a tender offer statement Schedule TO/13E-3 with the U.S. Securities and Exchange Commission (“SEC”) with respect to the U.S. offer. All U.S. holders of shares of CTC and all holders of ADSs are advised to read the tender offer statement. The tender offer statement will contain important information which should be considered carefully before any decision is made with respect to the U.S. offer. The offer to purchase included in the tender offer statement will be made available to all U.S. holders of shares of CTC and all holders of ADSs, at no expense to them. The tender offer statement will also be available at no charge from the SEC’s website at www.sec.gov.